Exhibit 99.2
CONCORD MEDICAL SERVICES HOLDINGS LIMITED
(the “Company”)
SHAREHOLDER PROXY
I/We,                                                                                                  of                                                                                                                                                                                                                                                                                                                    , being a Shareholder of the Company, hereby appoint any one or more Directors of the Company or the Chairman of the Annual General Meeting of the Company to be held on 11 December 2010 at 1:00 p.m.or any adjournment thereof (the “Meeting”) or if s/he is unwilling to act                                                    [Name of third preference] to be its proxy and to vote for it and on its behalf to do all acts and things which it could personally have done at that meeting of the Company, in such manner as its proxy and if expedient to demand a poll.
This form is to be used in respect of the resolutions mentioned below as follows:

	IN FAVOUR OF	AGAINST

Resolution (i)	☐	☐

“That the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2009 at a fee agreed by the directors be and is hereby ratified, confirmed, approved and adopted in all respects.”

Resolution (ii)	☐	☐

“That the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2010 at a fee agreed by the directors be and is hereby approved.”

Resolution (iii)	☐	☐

“THAT the inclusion of financial statements for the fiscal year ended December 31, 2009 in the Company’s 2009 annual report as filed with the United States Securities and Exchange Commission (which is available on EDGAR at http://www.sec.gov/Archives/edgar/data/1472072/0000950123 10062459/h04094e20vf.htm) be and is hereby ratified, confirmed, approved and adopted in all respects.”

Resolution (iv)	☐	☐

“That Zong Lingying be re-designated as an independent director of the Company with immediate effect.”

Resolution (v)	☐	☐

“That any director of the Company be and is hereby authorised to take any and every action that might be necessary to give effect to the foregoing resolutions (i) to (iv) as such director, in his or her absolute discretion, thinks fit.”

Unless otherwise instructed, the proxy may vote as the proxy thinks fit or abstain from voting in respect of the resolutions specified and also on any other business (including amendments to resolutions and appointment of the Chairman of the Meeting) which may properly come before the Meeting.

Signed:

Dated:
NOTES
1.	A member entitled to attend and vote at the Meeting may appoint a proxy to attend and, on a poll, vote in place of the member. A proxy need not be a member of the Company. A member may choose a proxy of a member’s own choice by inserting the proxy’s name on this proxy form in the space provided above.

2.	If the appointer is a corporation, this form must be executed under its common seal or the hand of a duly authorised officer.

3.	If the proxy form is returned without an indication as to how the proxy is to vote on a particular matter, the proxy will exercise the proxy’s discretion as to whether, and how the proxy will vote.

4.	In the case of joint holders, any holder may sign this form.

5.	Any alterations made in this form must be initialled.
To be effective, the proxy form and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited at 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, P.R. China not less than 48 hours before the time for holding the Meeting. Completion and return of the proxy form will not prevent shareholders entitled to vote from attending and voting in person at the Meeting.

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